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                           RIPPED CANADA ARTISTS INC.
                          56 TEMPERANCE ST., 6TH FLOOR
                                TORONTO, ONTARIO
                                     M5H 3V5
                    TEL: (416) 363-2114 FAX: (416) 363-9982


June 27, 2001


Ms. G. Walker
United States Securities & Exchange Commission
Washington, D.C. 20549
U.S.A.
VIA FAX: (202) 942-9585

Dear Ms. Walker:

Pursuant to the recent phone call with our offices, this letter serves as a formal request to withdraw our 10-SB `paper' filing of May 4, 2001 and rely on our electronic filing submitted via the EDGAR system on June 20, 2001.

For your reference the May 4, 2001 `paper' filing was assigned the number 0001131339 by the SEC. Ripped Canada Artists Inc.has been assigned EDGAR CIK # 0001140738, the electronic 10-SB EDGAR filing was made under this number.

We are required to file with the Office of International Corporate Finance, United States Securities & Exchange Commission all relevant materials pursuant to our 12g3-2(b) exemption, SEC # 82-5124. We will continue to maintain this requirement.

Yours truly,


/s/ Drew Currah
-------------------------------
Drew Currah
President
Ripped Canada Artists Inc.